UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42308

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On July 21, 2025, Click Holdings Limited issued a press release (the “Press Release”) as Exhibit 99.1 to this Form 6-K, reporting its unaudited financial results for the six months ended December 31, 2024, along with its outlook for 2025.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated July 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: July 21, 2025

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